Good Times Restaurants Inc.

141 Union Blvd., Ste 400

Lakewood, CO 80228

July 31, 2019

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Good Times Restaurants, Inc. Form 10-K for the Fiscal Year Ended September 25, 2018 File No. 000-18590

Dear Sir or Madam:

Good Times Restaurants, Inc. (the “Company”, “we”, “our” or “us”) has received your letter dated July 26, 2019 containing a comment on the above referenced.

For convenience of reference, we have set forth the Commission’s comment in bold below, with the Company’s response following.

Form 10-K for the Fiscal Year Ended September 25, 2018

Exhibit 32.1

1.	We note your certification refers to the annual report for the fiscal year ended September 26, 2017 in paragraph one. Please amend to include Section 906 certifications that refer to the current annual report on Form 10-K of the company for the year ended September 25, 2018. Please note that a full amendment is required in addition to the corrected certifications. You may refer to the Staff’s Compliance and Disclosure Interpretations No. 246.14 of Regulation S-K for further guidance.

We will file an Amendment No.1 to the 10-K to correct Exhibit 32.1, which in the Original Form 10-K contained an inadvertent typographical error in the date in paragraph 1. Pursuant to Staff’s Compliance and Disclosure Interpretations No. 246.14 of Regulation S-K we will file the periodic report in its entirety. No other items of the Original Form 10-K are being amended and this Amendment will not reflect any events occurring after the filing of the Original Form 10-K.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1432.

Sincerely,

/s/ Ryan M. Zink

Ryan M. Zink

Chief Financial Officer